SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: October 31, 2008

List of materials

Documents attached hereto:

i) Press release announcing NOTICE TO THE HOLDERS OF THE OUTSTANDING Sony Corporation ¥250,000,000,000 Zero Coupon Convertible Bonds due 2008

NOTICE TO THE HOLDERS OF THE OUTSTANDING
Sony Corporation
¥250,000,000,000 Zero Coupon Convertible Bonds due 2008
(ISIN: XS0181920637 / Common Code: 018192063)

NOTICE IS HEREBY GIVEN by Sony Corporation (the “Company”) to the holders of the outstanding ¥250,000,000,000 Zero Coupon Convertible Bonds due 2008 of the Company (ISIN: XS0181920637 / Common Code: 018192063) (the “Bonds”), of an adjustment of the Conversion Price (as defined in the terms and conditions of the Bonds (the “Conditions”)) of the Bonds in accordance with Condition 5.2 and Clause 7.8.15 of the trust deed dated December 18, 2003 (the “Trust Deed”) as follows:

Current Conversion Price:	¥5,605

Adjusted Conversion Price:	¥5,581.6

Effective Date:	September 30, 2008 (Japan time)

Reason for the adjustment:
Adjustment of Conversion Price pursuant to Condition 5.2.4 and Clause 7.8.4 of the Trust Deed, due to the distribution of an interim dividend of \30, which exceeds the Dividend Threshold Amount (as defined in the Conditions). The board of directors of the Company passed a resolution authorizing the distribution of the interim dividend at their meeting on October 29, 2008 (Japan Time).

This notice is given by
Sony Corporation

October 31, 2008